EXHIBIT A

NOTIFICATION OF THE COMPANY’S
TENDER OFFER TO PURCHASE SHARES.

December 23, 2008

Dear Cadogan Opportunistic Alternatives Fund, LLC Member:

We are writing to inform you of a tender offer by Cadogan Opportunistic Alternatives Fund, LLC (the “Company”) to purchase outstanding shares of its limited liability company interests (“Shares”).

Important Information Regarding this Tender Offer

This quarterly tender offer provides Members who have been invested in the Company for one year or longer with an opportunity to redeem Shares in the Company at the Company’s unaudited net asset value as of March 31, 2009.  If you are not interested in tendering your Shares for purchase by the Company at this time, you may disregard this notice.

Shares may be presented to the Company for purchase only by tendering them during one of the Company’s announced tender offers.  The tender offer period begins on December 26, 2008 and will end on January 23, 2009.  Should you wish to tender any of your Shares for purchase by the Company during this tender offer period, please complete and return the enclosed Notice of Intent to Tender in the enclosed postage-paid envelope.

All tenders must be received by U.S. Bancorp Fund Services, LLC, the Company’s agent designated for this purpose, either by mail or by fax in good order no later than 12:00 midnight, New York time, January 23, 2009.  If by fax, please deliver an original executed copy promptly thereafter.

If you do not wish to tender your Shares, no action is required.  Simply disregard this notice.

Questions

If you have any questions, please refer to the attached Tender Offer to Purchase document, which contains additional important information about the tender offer, or call Jay Tophooven at U.S. Bancorp Fund Services, LLC at (414) 287-3744.

Sincerely,

Cadogan Opportunistic Alternatives Fund, LLC

IF YOU DO NOT WANT TO SELL YOUR SHARES AT THIS TIME, PLEASE DISREGARD THIS NOTICE.